Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

February 14, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the three and six months ended December 31, 2011. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with International Financial Reporting Standards (“IFRS”). Kimber’s condensed consolidated interim financial statements and management’s discussion & analysis for the three and six months ended December 31, 2011 are now available on SEDAR at www.sedar.com and on EDGAR www.sec.gov/edgar.com.

As at December 31, 2011, Kimber had working capital of $7.30 million (June 30, 2011 - $7.69 million), which includes $6.56 million (June 30, 2011 - $8.40 million) in cash and cash equivalents. Kimber’s net loss for the three months ended December 31, 2011 was $843,543 or $0.01 per common share compared with a net loss of $636,504 or $0.01 loss per share for the three months ended December 31, 2010.

Kimber’s shareholders’ equity was $63.35 million at December 31, 2011, a decrease of $0.68 million from $64.03 million at September 30, 2011. The decrease is due to the net loss during the quarter, however certain expenditures mainly related to exploration and technical advancement at Monterde, were capitalized as mineral interests.

“During the three months ended December 31, 2011 Kimber continued to drill at Monterde and released a number of high grade gold-silver intercepts drilled below the existing mineral at resource the Carmen deposit where mineralization remains open at depth and along strike,” said Gordon Cummings, President and CEO of Kimber Resources. “In addition Kimber has significantly strengthened the management team of Kimber with the recent hiring of Jim Currie. P. Eng., our Chief Operating Officer and Renee Brickner as Vice President, Investor Relations.”

Selected information

The following information is for the three months ended December 31, 2011 and 2010:
	For the three months ended
	December 31,	December 31,
	2011	2010
Results of operations
Net loss	$(843,543)	$(636,504)
Net loss per share – basic and diluted	$(0.01)	$(0.01)

Net cash used in operations	$(598,006)	$(501,632)
Net cash used in investing activities	$(4,239,802)	$(768,463)
Net cash provided by financing activities	$32,788	$11,867,771

	For the six months ended
	December 31,	December 31,
	2011	2010
Results of operations
Net loss	$(1,601,730)	$(1,283,510)
Net loss per share – basic and diluted	$(0.02)	$(0.02)

Net cash used in operations	$(1,283,132)	$(1,064,021)
Net cash used in investing activities	$(8,157,924)	$(1,628,241)
Net cash provided by financing activities	$7,596,742	$11,866,282

The following information is as at December 31, 2011 with comparable information at June 30, 2011.

	December 31,	June 30,
	2011	2011
Financial position
Cash and cash equivalents	$6,557,115	$8,401,429
Current assets	8,368,325	9,607,731
Mineral interests	55,475,495	48,839,128
Total assets	64,422,604	58,995,943
Current liabilities	1,068,460	1,915,016
Total liabilities	1,068,460	1,915,016
Shareholders’ equity	63,354,144	57,080,927

Working capital	$7,299,865	$7,692,715

The net losses for Kimber for the three months ended December 31, 2011 and 2010 include non-cash charges for share-based compensation of $127,484 in 2011 and $74,749 in 2010. The net losses for Kimber for the six months ended December 31, 2011 and 2010 include non-cash charges for share-based compensation of $277,201 in 2011 and $190,506 in 2010.

On February 10, 2012 the Company granted 1,045,000 stock options to directors, officers and staff and 20,000 stock options to certain consultants of the Company at an exercise price of $1.19, the closing price on the TSX on the day preceding the date of the grant. In addition on January 10, 2012 650,000 stock options were granted to two new officers of the company at an exercise price of $1.03. Stock options represent an important component of Kimber’s compensation program, aimed at attracting and retaining important contributors to Kimber’s growth objectives.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred resources to measured and indicated resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project . When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred resources in the PA, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as filed on September 27, 2010. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.